Exhibit 12

VIACOM INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(In millions except ratios)

	Nine Months Ended September 30,				Full Year
	2004		2003		2003		2002		2001		2000		1999
Earnings (loss) before income taxes	$3,280.1		$2,787.8		$3,739.4		$3,420.9		$1,073.2		$592.4		$768.3
Add:
Distributions from affiliated companies	18.3		33.4		37.7		39.7		55.6		48.3		25.9
Interest expense, net of capitalized interest	553.5		589.0		774.9		847.2		968.6		821.8		448.9
Capitalized interest amortized	—		—		—		—		—		2.2		5.7
1/3 of rental expense	166.3		159.9		146.4		141.2		170.7		124.9		51.7

Total Earnings	$4,018.2		$3,570.1		$4,698.4		$4,449.0		$2,268.1		$1,589.6		$1,300.5

Fixed charges:
Interest expense, net of capitalized interest	$553.5		$589.0		$774.9		$847.2		$968.6		$821.8		$448.9
1/3 of rental expense	166.3		159.9		146.4		141.2		170.7		124.9		51.7

Total fixed charges	$719.8		$748.9		$921.3		$988.4		$1,139.3		$946.7		$500.6
Preferred Stock dividend requirements	—		—		—		—		—		—		0.8

Total fixed charges and Preferred Stock dividend requirements	$719.8		$748.9		$921.3		$988.4		$1,139.3		$946.7		$501.4

Ratio of earnings to fixed charges	5.6	x	4.8	x	5.1	x	4.5	x	2.0	x	1.7	x	2.6	x

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	5.6	x	4.8	x	5.1	x	4.5	x	2.0	x	1.7	x	2.6	x